April 21, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

Re:                         Form N-1A Registration Statement for M Fund, Inc. (the “Company”);

Post-Effective Amendment No. 41 (File Nos. 033-95472 and 811-09082)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Company respectfully requests that Post-Effective Amendment No. 41 to the above referenced Registration Statement, which was filed via EDGAR on April 17, 2020, be accelerated and declared effective on May 1, 2020 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

M FUND, INC.

By:	/s/ Bridget McNamara-Fenesy
Bridget McNamara-Fenesy
President

M Financial Plaza	1125 NW Couch Street, Suite 900	Portland, OR 97209	phone 503.232.6960	fax 503.238.1621

M Holdings Securities, Inc.

April 21, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

Re:                         Form N-1A Registration Statement for M Fund, Inc. (the “Company”);

Post-Effective Amendment No. 41 (File Nos. 033-95472 and 811-09082)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Company, M Holdings Securities, Inc., respectfully requests that Post-Effective Amendment No. 41 to the above referenced Registration Statement, which was filed via EDGAR on April 17, 2020, be accelerated and declared effective on May 1, 2020 or as soon thereafter as is reasonably practicable.

M Holdings Securities, Inc.

By:	/s/Bridget McNamara-Fensey
Bridget McNamara-Fenesy
President

M Financial Plaza	1125 NW Couch Street, Suite 900	Portland, OR 97209	phone 503.232.6960	fax 503.238.1621